UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

SUPERCOM LTD.
(Translation of Registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach,
Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SuperCom Ltd. Announces Special General Meeting of Shareholders

SuperCom Ltd.(the "Registrant") announces that it will hold an Annual General Meeting of Shareholders on August 22, 2013 at 04:00 P.M (Israel time), at the offices of the Registrant at 14, Shenkar Street, 3th Floor, Hertzliya Pituach,  Israel. In connection with this meeting, on or about July 22, 2013, the Registrant will mail to shareholders a Notice of the Special General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Special General Meeting and Proxy Statement; and Proxy Card.

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: July 22, 2013

SUPERCOM LTD.

NOTICE OF

SPECIAL GENERAL MEETING

AND

PROXY STATEMENT

August 22, 2013

SuperCom Ltd

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

August 22, 2013

Notice is hereby given that the 2013 Extraordinary General Meeting of the Shareholders (the “Meeting”) of SuperCom Ltd. (the “Company”) will be held at the offices of SuperCom Ltd, 14, Arie Shenkar Street, 3rd Floor, Hertzliya Pituach, Israel, on Thursday, August 22, 2013, at 4:00 P.M (Israel time), for the following purposes:

1.	Approval of increase of the Company's authorized share capital and an amendment to our Memorandum and Articles of Association to reflect such increase.

2.	Approval of a shares consolidation of our Ordinary Shares and an amendment to our Memorandum and Articles of Association to reflect the consolidation.

Shareholders of record at the close of business on July 19, 2013 will be entitled to receive notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, /s/ Tsviya Trabelsi
Tsviya Trabelsi, Chairperson SuperCom Ltd.

Date:  July 22, 2013

PROXY STATEMENT
_________

SUPERCOM LTD.
Nolton House
14 Arie Shenkar Street
Herzlia Pituach
Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 22, 2013

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.0588235 par value each (the "Ordinary Shares"). The Board of Directors of the Company (the "Board") is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, not less than twenty-four (24) hours prior to the time set for the Meeting.  If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on July 19, 2013.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on July 19, 2013, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about July 22, 2013, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.supercom.com on or about July 22, 2013. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Increasing the Company's authorized share capital.

As of July 19, 2013, 42,785,178 Ordinary Shares of the Company's 52,000,000 Ordinary Shares were issued or reserved for issuance under the Company's option plans, warrants and convertible bonds.

Our Board of Directors has unanimously adopted a resolution recommending that our shareholders increase our authorized ordinary share capital to NIS 3,750,000 divided into 63,750,032 Ordinary Shares of NIS 0.0588235 par values each, and to amend our Memorandum of Association and Articles of Association to reflect such increase. Our Board of Directors believes that such increase will allow us to fulfill our obligations to our shareholders and will support our strategic plan.

It is proposed that at the Meeting th shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of us and our shareholders:

   RESOLUTION NO. 1

 “RESOLVED, to increase the authorized (registered) share capital of the Company to  NIS 3,750,000 divided into 63,750,032 Ordinary Shares of NIS 0.0588235 par values each, and to amend the Memorandum of Association and Articles of the Company accordingly.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 2 – Consolidation of Ordinary Shares

SuperCom’s authorized share capital, as of July 19, 2013, is NIS 3,058,822, divided into 52,000,000 Ordinary Shares of NIS 0.0588235 nominal value each, of which 42,785,178 Ordinary Shares are issued or reserved for issuance under the Company's option plans, warrants and convertible bonds. Furthermore at the meeting our shareholders are requested to approve an increase of the registered share capital of our Company such that following the increase our registered share capital shall be equal to NIS 3,750,000 divided into 63,750,032 Ordinary Shares of NIS 0.0588235 par values each.

SuperCom is considering, and may pursue, the listing of its Ordinary Shares for trading on the Nasdaq Capital Market. One of the listing requirements of the Nasdaq Capital Market is that SuperCom’s Ordinary Shares have and maintain a minimum closing price of U.S. $3.00. The Board believes that the proposed share consolidation would increase the closing price to at least U.S. $3.00 on the date of the Meeting, based on SuperCom’s number of authorized Ordinary Shares and the number of Ordinary Shares expected to be issued and outstanding on the trading day next preceding the date of Meeting. However, other factors, such as the Company's financial results, market conditions, geopolitical conditions, and the market perception of its business may adversely affect the market price of the Company's Ordinary Shares. As a result, there can be no assurance that the market price will increase following the share consolidation, that the market price will not decrease in the future, or that the Company will otherwise be able to comply with applicable listing requirements

The Board of Directors approved, subject to shareholder approval, a one (1) share for 4.250002 shares consolidation of our Ordinary Shares, which we refer to as the Shares Consolidation.  The Board of Directors further approved amendments to Section 4 of our Memorandum of Association and Article 11 of our Articles of Association reflecting the Shares Consolidation, so that both provisions will read in their entirety, following such amendment (and assuming that the increase of our registered share capital is approved at the meeting) as follows:

“The share capital of the Company is NIS 3,750, 000, divided into 15,000,000 Ordinary Shares, par value NIS 0.25 each.”

Following the Shares Consolidation (and assuming the adoption of the increase of the registered share capital as detailed on item 1 on the agenda of this Meeting), we will have an authorized share capital of NIS 3,750,000 consisting of 15,000,000 Ordinary Shares, par value NIS 0.25 each, of which approximately 10,067,096 ordinary shares will be issued (assuming no additional share issuances) or reserved for issuance pursuant to options, warrants issued by the Company. Fractional shares resulting from the Shares Consolidation will be rounded up to the next whole share.  The Shares Consolidation will not change the relative equity and voting interests of our shareholders and will merely result in each shareholder becoming the holder of one (1) ordinary share for each 4.250002 ordinary shares held by such shareholder prior to the Shares Consolidation.

Shareholders who hold their shares in brokerage accounts or "street name" will not be required to take any action to effect the exchange of their shares. Shareholders of record as of August 22, 2013 who hold share certificates will receive instructions from the Company's transfer agent, American Stock Transfer &Trust Company, explaining the process for obtaining new post-consolidation stock certificates.

We are proposing to adopt the following resolution:

    RESOLUTION NO. 2

” RESOLVED, to effectuate a 1:4.250002 share consolidation of the Ordinary Shares of the Company resulting in the number of authorized Ordinary Shares (issued and unissued) following the consolidation being equal to 15,000,000 Ordinary Shares with par value of 0.25 NIS each and to approve the amendments to Section 4 of our Memorandum of Association and Article 11 of our Articles of Association as previously set forth above".

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

The Board of Directors recommends a vote FOR the foregoing resolution.

Any statements in this Proxy Statement that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "estimate," "project," "may" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are predicated on management's beliefs and assumptions based on information known to Company's management as of the date of this Proxy Statement and do not purport to speak as of any other date. Such statements reflect the view of Company's management as of this date with respect to future events and are not guarantees of future events, involve assumptions, and are subject to risks and uncertainties, such as changes in the Company's plans, objectives, expectations, and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual events could differ materially from those discussed. Factors that could cause or contribute to such differences include market conditions that may affect the results expected from the reverse stock split. Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this Proxy Statement or in any documents, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

By Order of the Board of Directors. /s/ Tsviya Trabelsi
Tsviya Trabelsi, Chairperson

Dated:  July 22, 2013

SUPERCOM LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday August 22, 2013, at 4:00 P.M THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of SUPERCOM Ltd. (the "Company") hereby appoints Sarit Molcho, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 14, Arie Shenkar Street, 3th Floor, Hertzliya Pituach, Israel, on August 22, 2013, at 4:00 P.M, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

  SUPERCOM LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, SUPERCOM Ltd.
14 Arie Shenkar Street, Hertzliya Pituach, Israel,
Fax No: +972-9-889-0820
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN

1.To Approve the increase of the Company's authorized share capital and an amendment to our Memorandum and Articles of Association to reflect such increase.	☐	☐	☐

2.To Approve the shares consolidation of our Ordinary Shares and an amendment to our Memorandum and Articles of Association to reflect the consolidation.	☐	☐	☐

Name: ______________
number of shares: __________________
Signature:___________________________
Date:_________
NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.